Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

COMMENTS RECEIVED ON APRIL 25, 2007 AND MAY 3, 2007
FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)
POST-EFFECTIVE AMENDMENT NO. 73
Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High
Income Fund, Fidelity Advisor High Income Advantage Fund, Fidelity Advisor Mid Cap II Fund, Fidelity Real Estate High Income Fund, and Fidelity
Advisor Value

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)
POST-EFFECTIVE AMENDMENT NO. 81
Fidelity Advisor Asset Manager 70%
Fidelity Global Balanced Fund

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)
POST-EFFECTIVE AMENDMENT NO. 101
Fidelity Intermediate Bond Fund, Fidelity Strategic Dividend and Income Fund, Fidelity Strategic Real Return Fund,
Fidelity Tax-Free Bond, Fidelity U.S. Bond Index Fund, Select Money Market Portfolio Spartan Intermediate
Treasury Bond Index Fund, Spartan Long-Term Treasury Bond Index Fund and Spartan Short-Term Treasury
Bond Index Fund

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)
POST-EFFECTIVE AMENDMENT NO. 67
Fidelity Capital & Income Fund, Fidelity Export and Multinational Fund, Fidelity Focused High Income,
Fidelity High Income, and Fidelity New Markets Income Fund

Fidelity Advisor Series I

1.	Fidelity Advisor Value Fund and Fidelity Advisor Mid Cap II Fund

“Fee Table”

C:

The Staff notes that, since the fund may invest in exchange traded funds, the Fee Table should include a line item containing the expenses of the acquired funds if such expenses exceed one basis point of the acquiring fund’s average net assets.

R:

We understand the requirements of the new rule and will include the line item if the aggregate expenses attributable to acquired funds in which the new fund expects to invest are estimated to exceed 1 basis point of the fund’s average net assets.

2.	All funds

“Fee Table” (prospectuses)

C:

The “Shareholder fees” and “Annual operating expenses” information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the “Shareholder fees” information results in two tables instead of one.

R:

As we have previously discussed with the Staff, we believe that the information included under the subheadings “Shareholder fees” and “Annual operating expenses” in the “Fee Table” section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

3.	All funds

“Buying and Selling Shares” (prospectuses)
“Buying Shares”

“The fund has authorized certain intermediaries and mutual funds for which FMR or an affiliate serves as investment manager to accept orders to buy shares on its behalf. When authorized intermediaries or mutual funds receive an order in proper form, the order is considered as being placed with the fund, and shares will be bought at the next offering price or NAV, as applicable, calculated after the order is received by the authorized intermediary or mutual fund.”

	C:	The Staff questions why certain mutual funds are authorized to accept orders to buy shares on behalf of the fund. The Staff makes a corresponding comment under “Selling Shares.”

R:

Under 22c-1(a), a fund may designate a person (which the 1940 Act defines to include an investment company) in its prospectus as authorized to consummate transactions in fund shares, and the disclosure at issue is meant to explain how top funds place orders in underlying funds. As an example, if a fund of fund receives an order to buy shares in proper form before the close of business, it may then buy shares of an underlying fund after the close of business (assuming it has a pre-determined allocation to such underlying fund) and receive that day’s NAV. As discussed separately with the Staff, we will be making a disclosure change in connection with this comment beginning with the funds’ next filing.

Fidelity Charles Street Trust

1.	Fidelity Global Balanced Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Investing in equity and debt securities, including lower-quality debt securities, issued anywhere in the world.”

	C:	The Staff would like us to identify the market capitalization strategy for the fund’s equity investments. The Staff requests conforming changes to all applicable funds.

	R:	With respect to the fund’s equity investments, the fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

2.	Fidelity Global Balanced Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Investing at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock).”

C:

In light of the fund’s strategy to invest at least 25% of total assets in fixed-income senior securities, the Staff would like us to identify the minimum amount of total assets that the fund will invest in equity securities (i.e., the staff would expect to see a corresponding statement for equity securities).

R:

We understand that the Staff has taken the position that a fund that holds itself out as “balanced” should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities; however, we are not aware of a requirement to disclose the minimum amount of total assets that a fund will invest in equity securities.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

3.	Fidelity Global Balanced Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the world market as a whole.”

C:

The Staff notes that the Names Rule release makes reference to what would be expected of a global fund.  Based on the disclosure above, the Staff questions how the fund will be invested in a number of countries throughout the world.

R:

The Names Rule release notes that while “global” funds will not be subject to the rule, the term “global” connotes diversification among investments in a number of different countries throughout the world, which is what the disclosure at issue conveys. Accordingly, we believe the existing disclosure is consistent with Section 35(d).

4.	Fidelity Global Balanced Fund

“Investment Summary” (prospectus)
“Principal Investment Risks”

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.”

	C:	The Staff would like emerging markets added as a strategy under the “Principal Investment Strategies” heading.

R:

Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, this fund currently does not have a principal investment strategy of investing in emerging markets.

5.	All funds

“Fee Table” (prospectuses)

C:

The “Shareholder fees” and “Annual operating expenses” information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the “Shareholder fees” information results in two tables instead of one.

R:

As we have previously discussed with the Staff, we believe that the information included under the subheadings “Shareholder fees” and “Annual operating expenses” in the “Fee Table” section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

6.	All funds

“Buying and Selling Shares” (prospectuses)
“Buying Shares”

“The fund has authorized certain intermediaries and mutual funds for which FMR or an affiliate serves as investment manager to accept orders to buy shares on its behalf. When authorized intermediaries or mutual funds receive an order in proper form, the order is considered as being placed with the fund, and shares will be bought at the next offering price or NAV, as applicable, calculated after the order is received by the authorized intermediary or mutual fund.”

	C:	The Staff questions why certain mutual funds are authorized to accept orders to buy shares on behalf of the fund. The Staff makes a corresponding comment under “Selling Shares.”

R:

Under 22c-1(a), a fund may designate a person (which the 1940 Act defines to include an investment company) in its prospectus as authorized to consummate transactions in fund shares, and the disclosure at issue is meant to explain how top funds place orders in underlying funds. As an example, if a fund of fund receives an order to buy shares in proper form before the close of business, it may then buy shares of an underlying fund after the close of business (assuming it has a pre-determined allocation to such underlying fund) and receive that day’s NAV. As discussed separately with the Staff, we will be making a disclosure change in connection with this comment beginning with the funds’ next filing.

7.	Fidelity Global Balanced Fund

“Fund Management” (prospectus)

	C:	The Staff would like us to describe the role of each portfolio manager, including any limitations they may have.

	R:	We believe the current disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a)(2).

Fidelity Fixed-Income Trust

1.	Fidelity Strategic Dividend & Income Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities.”

C:

The staff suggests that the fund’s 80% test is too broad, and that, in light of its name, the fund should be investing 80% of its assets in securities that are dividend producing and/or that generate income.

R:

A fund subject to the rule must invest at least 80% of its assets in the type of investment suggested by its name. The term “dividend & income” does not suggest that the fund focuses its investments in a particular type of investment, but rather suggests that the fund invests its assets in order to achieve both dividends and current income. The word “dividend” (like the word “income”) suggests an investment strategy rather than a type of investment. Therefore, we do not believe that the use of the words “dividend” or “income” in the fund’s name requires the fund to have a policy that requires 80% of its assets to be invested in securities that pay dividends or generate income. However, because we believe that the word “dividend” may imply investment in equity securities, the fund has a non-fundamental policy of normally investing at least 80% of its assets in equity securities.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

2.	All funds

“Fee Table” (prospectuses)

C:

The “Shareholder fees” and “Annual operating expenses” information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the “Shareholder fees” information results in two tables instead of one.

R:

As we have previously discussed with the Staff, we believe that the information included under the subheadings “Shareholder fees” and “Annual operating expenses” in the “Fee Table” section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

3.	All funds

“Buying and Selling Shares” (prospectuses)
“Buying Shares”

“The fund has authorized certain intermediaries and mutual funds for which FMR or an affiliate serves as investment manager to accept orders to buy shares on its behalf. When authorized intermediaries or mutual funds receive an order in proper form, the order is considered as being placed with the fund, and shares will be bought at the next NAV calculated after the order is received by the authorized intermediary or mutual fund.”

	C:	The Staff questions why certain mutual funds are authorized to accept orders to buy shares on behalf of the fund. The Staff makes a corresponding comment under “Selling Shares.”

R:

Under 22c-1(a), a fund may designate a person (which the 1940 Act defines to include an investment company) in its prospectus as authorized to consummate transactions in fund shares, and the disclosure at issue is meant to explain how top funds place orders in underlying funds. As an example, if a fund of fund receives an order to buy shares in proper form before the close of business, it may then buy shares of an underlying fund after the close of business (assuming it has a pre-determined allocation to such underlying fund) and receive that day’s NAV. As discussed separately with the Staff, we will be making a disclosure change in connection with this comment beginning with the funds’ next filing.

Fidelity Summer Street Trust

1.	Fidelity Capital & Income Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Investing in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities.”

	C:	The Staff would like us to identify the market capitalization strategy for the fund’s equity investments. The Staff requests conforming changes to all applicable funds.

	R:	The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

2.	Fidelity Capital & Income Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Investing in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities.”

	C:	The Staff would like us to define “lower-quality debt securities.”

	R:	The fund defines lower-quality debt securities as “those of less than investment-grade quality” under the heading “Issuer-Specific Changes” in the section “Principal Investment Risks.”

3.	Fidelity Capital & Income Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

“Investing in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities.”

	C:	The Staff would like us to identify the fund’s maturity strategy with respect to lower-quality debt securities. The Staff requests conforming changes to all applicable funds.

	R:	The fund does not have a principal investment strategy of investing in lower-quality debt securities of a particular maturity.

4.	Fidelity Focused High Income Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

	C:	The Staff would like us to identify the fund’s maturity strategy.

	R:	The fund does not have a principal investment strategy of investing in securities of a particular maturity.

5.	Fidelity Focused High Income Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

	C:	The Staff would like us to explain how the term “Focused” in the fund’s name impacts the fund’s investment strategy.

R:

The word “focused” is part of the fund’s name because the fund’s investments focus on BB quality securities. Please note that under the “Principal Investment Strategies” heading, disclosure states that FMR’s principal investment strategies for Fidelity Focused High Income Fund include: “Normally investing primarily in securities rated BB by Standard & Poor’s (S&P), Ba by Moody’s Investors Service (Moody’s), comparably rated by at least one nationally recognized credit rating agency, or, if unrated, considered by FMR to be of comparable quality.”

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

6.	Fidelity Focused High Income Fund

“Investment Summary” (prospectus)
“Principal Investment Risks”

“Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.”

	C:	The Staff would like emerging markets added as a strategy under the “Principal Investment Strategies” heading. The Staff requests conforming changes to all applicable funds.

R:

Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, this fund currently does not have a principal investment strategy of investing in emerging markets.

7.	All funds

“Performance”

	C:	Please update returns to include 2006 information.

	R:	The funds will provide appropriate performance disclosure (that is historical performance of their predecessors) in their next filing.

8.	Fidelity New Markets Income Fund

“Investment Objective” (prospectus)

“New Markets Income Fund seeks high current income. As a secondary objective, the fund seeks capital appreciation.”

	C:	The Staff would like us to explain how the fund determines if a company is in a “new market” country.

R:

As “new markets” may imply investment in emerging markets, the fund has a policy of normally investing at least 80% of assets in securities of issuers in emerging markets, which, as disclosed in the prospectus, include countries that have an emerging stock market as defined by S&P, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics.  Additional information on markets FMR may consider to be emerging markets is found in the SAI under the heading “Countries and Markets Not Considered to Be Emerging.”

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

9.	Fidelity New Markets Income Fund

“Investment Summary” (prospectus)
“Principal Investment Risks”

“Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.”

C:

The Staff questions whether, given the fund’s principal investment strategy of investing at least 80% of assets in emerging markets, additional risk disclosure regarding emerging markets is appropriate.

R:

Pursuant to Item 2(c)(1)(i), we are required to “summarize the principal risks of investing in the [f]und...” We believe that our disclosure complies with Item 2(c)(1)(i), and we respectfully decline to modify the disclosure.  In addition, pursuant to Item 4(c), we have included the following disclosure in “Principal Investment Risks” of the “Investment Details” section of the prospectus:

Foreign and Emerging Market Risk. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Investing in emerging markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory, and political uncertainties. All of these factors can make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets.

10.	Fidelity Export and Multinational Fund

“Investment Summary”
“Principal Investment Strategies”

	C:	The Staff believes that the fund should have an 80% name test policy.

R:

We do not believe that Rule 35d-1 under the Investment Company Act of 1940 applies to the fund. The fund’s name does not suggest that the fund focuses its investments on a particular type of investment (e.g., “stocks” or “bonds”), industry (e.g., “utilities” or “healthcare”), or country or geographic region. As the fund’s name suggests, the fund normally invests its assets primarily in securities of U.S. companies that are expected to benefit from exporting or selling their goods or services outside the United States (export and multinational companies). Recognized industrial classifications include neither an “export” industry nor a “catch all” industry comprising companies (in any industry) that benefit from exporting their goods or services. In addition, as the Staff’s Q&A makes clear, “multinational,” like “global” or “international,” does not raise issues under Rule 35d-1. Therefore, we have not modified the disclosure as suggested.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

11.	Fidelity Export and Multinational Fund

“Investment Details”
“Principal Investment Strategies”

“FMR defines export companies to include companies that derive, or FMR anticipates will derive, 10% or more of their annual revenues from sales of exported goods or services or that engage in export-related businesses, such as export trading or export management companies.”

	C:	The Staff would like a description of “export-related businesses,” and believes that 10% seems like a small amount of revenue to use to define a company as a particular type.

R:

We believe that the above-referenced disclosure provides a description of “export-related businesses” by including “export trading or export management companies” as examples of the types of companies in export-related businesses. We also believe that 10% is a reasonable threshold to use in defining U.S. companies that are expected to benefit from exporting or selling their goods or services outside the United States because, on average, exports have historically represented 10% of the U.S. gross domestic product.  Accordingly, we have not modified the disclosure.

12.	Fidelity Export and Multinational Fund

“Investment Details”
“Principal Investment Strategies”

“FMR defines multinational companies to include companies that derive a substantial portion of their revenues or profits from foreign operations or that have a substantial portion of their assets abroad.”

	C:	The Staff would like us to explain what constitutes a “substantial” portion of a company’s assets.

	R:	We believe that the disclosure at issue is a reasonable definition of the term “multinational” and accordingly have not changed disclosure.

13.	Fidelity Export and Multinational Fund

“Investment Details”
“Principal Investment Risks”

“Export and Multinational Company Exposure. Export and multinational companies can be significantly affected by foreign markets. Political, economic, regulatory, and currency changes could dramatically affect the demand for a company’s products or the cost of producing those products in foreign countries.”

	C:	The Staff questions whether, given the fund’s focus, additional risk disclosure regarding export and multinational companies is appropriate.

	R:	We believe the current risk disclosure, particularly when read together with the other disclosures under the heading “Principal Investment Risks,” is appropriate.

14.	All funds

“Fee Table” (prospectuses)

C:

The “Shareholder fees” and “Annual operating expenses” information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the “Shareholder fees” information results in two tables instead of one.

Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785), Post-Effective Amendment No. 73
Fidelity Charles Street Trust (File Nos. 002-73133 and 811-03221), Post-Effective Amendment No. 81
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 101
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 67

R:

As we have previously discussed with the Staff, we believe that the information included under the subheadings “Shareholder fees” and “Annual operating expenses” in the “Fee Table” section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

15.	All funds

“Buying and Selling Shares” (prospectuses)
“Buying Shares”

“The fund has authorized certain intermediaries and mutual funds for which FMR or an affiliate serves as investment manager to accept orders to buy shares on its behalf. When authorized intermediaries or mutual funds receive an order in proper form, the order is considered as being placed with the fund, and shares will be bought at the next NAV calculated after the order is received by the authorized intermediary or mutual fund.”

	C:	The Staff questions why certain mutual funds are authorized to accept orders to buy shares on behalf of the fund. The Staff makes a corresponding comment under “Selling Shares.”

R:

Under 22c-1(a), a fund may designate a person (which the 1940 Act defines to include an investment company) in its prospectus as authorized to consummate transactions in fund shares, and the disclosure at issue is meant to explain how top funds place orders in underlying funds. As an example, if a fund of fund receives an order to buy shares in proper form before the close of business, it may then buy shares of an underlying fund after the close of business (assuming it has a pre-determined allocation to such underlying fund) and receive that day’s NAV. As discussed separately with the Staff, we will be making a disclosure change in connection with this comment beginning with the funds’ next filing.

All trusts/all funds

Tandy Representations (prospectus and SAI)

	C:	The Staff would like us to affirm the following three statements:

		1)	The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

		2)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

		3)	The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

	R:	We affirm the aforementioned statements.